Exhibit 3

PARKWAY PROPERTIES, INC.

Articles Supplementary

Additional Shares of Series D Preferred Stock

August 10, 2010

PARKWAY PROPERTIES, INC., a Maryland corporation, having its principal office in Baltimore City, Maryland (the "Corporation"), hereby certifies to the Maryland State Department of Assessments and Taxation that:

FIRST: Pursuant to authority expressly vested in the Board of Directors of the Corporation by Article V, Section 3 of the Charter of the Corporation, the Board of Directors has duly reclassified and designated 1,974,896 shares of the Common Stock, par value $.001 per share, of the Corporation ("Common Stock") as additional shares ("Additional Shares") of Series D Cumulative Redeemable Preferred Stock, par value $.001 per share, of the Corporation ("Series D Preferred Stock") with the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption as set forth in the Charter. The first dividend on the Additional Shares of Series D Preferred shall be paid on October 15, 2010 and shall be for a full quarter in the amount of $0.50 per share.

SECOND: The reclassification increases the number of shares classified as Series D Preferred Stock from 2,400,000 shares immediately prior to the reclassification to 4,374,896 shares immediately after the reclassification. The reclassification decreases the number of shares classified as Common Stock from 67,600,000 shares immediately prior to the reclassification to 65,625,104 shares immediately after the reclassification.

THIRD: The shares of Common Stock have been reclassified and designated by the Board of Directors as Additional Shares of Series D Preferred Stock under the authority contained in the Charter.

FOURTH: These Articles Supplementary have been approved by the Board of Directors in the manner and by the vote required by law.

FIFTH: The undersigned Chief Executive Officer of the Corporation acknowledges these Articles Supplementary to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned Chief Executive Officer acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties of perjury.

IN WITNESS WHEREOF, PARKWAY PROPERTIES, INC. has caused these Articles Supplementary to be signed in its name and on its behalf by its Chief Executive Officer and attested to by its Secretary on this 10th day of August, 2010.

ATTEST: PARKWAY PROPERTIES, INC.

/s/ Mandy M. Pope   By: /s/ Steven G. Rogers
Mandy M. Pope, Secretary   Steven G. Rogers, Chief Executive Officer